Exhibit 99.1

GDF SUEZ places a EUR 750 million bond issue

with Belgian and Luxembourg retail investors

GDF SUEZ has successfully issued EUR 750 million in bonds placed on the Belgian and Luxembourg markets. The issue represents the largest offering to date to the Belgian and Luxembourg retail investors.

Originally announced for a minimum amount of EUR 150 million, the issue was oversubscribed four times and finally closed two weeks in advance of its initial closing date. The market reception confirms the quality of the creditworthiness of GDF SUEZ as an issuer and the confidence of both public and private investors in the Group’s long-term prospects.

The issue’s main terms and conditions are:

•	Term, 6 years
•	Coupon 5%
•	Issue price 102%
•	Maturity, February 23, 2015

One of the leading energy providers in the world, GDF SUEZ is active across the entire energy value chain, in electricity and natural gas, upstream to downstream. It develops its businesses (energy, energy services and environment) around a responsible-growth model to take up the great challenges: responding to energy needs, ensuring the security of supply, fighting against climate change and maximizing the use of resources. GDF SUEZ relies on diversified supply sources as well as flexible and high-performance power generation in order to provide innovative energy solutions to individuals, cities and businesses. The Group employs 196,500 people worldwide and achieved revenues of €83.1 billion in 2008. GDF SUEZ is listed on the Brussels, Luxembourg and Paris stock exchanges and is represented in the main international indices: CAC 40, BEL 20, DJ Stoxx 50, DJ Euro Stoxx 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone.

Press contacts: Tel. France: +33 (0)1 57 04 24 35 Tel. Belgium: +32 2 510 76 70 E-Mail: gdfsuezpress@gdfsuez.com	Investor Relations contact: Tel: +33 (0)1 57 04 66 29 E-Mail: ir@gdfsuez.com

GDF SUEZ CORPORATE HEADQUARTERS

22, rue du Docteur Lancereaux - 75392 Paris Cedex 08 - France

Tel. +33 (0)1 57 04 00 00

GDF SUEZ - SA AU CAPITAL 2,193,643,820 EUROS - RCS PARIS 542 107 651

E-Mail: gdfsuezpress@gdfsuez.com

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